SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 8-A/A

                                 AMENDMENT NO. 1

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              ITT Industries, Inc.
             (Exact Name of Registrant as Specified in Its Charter)

               Indiana                               13-5158950
      (State of Incorporation or                  (I.R.S. Employer
       Organization)                             Identification No.)


   Four West Red Oak Lane, White Plains, NY             10604
   (Address of Principal Executive Offices)           (Zip Code)

If this form relates to the               If this form relates to
registration of a class of                the registration of a class of
securities pursuant to Section 12(b)      securities pursuant to Section 12(g)
of the Exchange Act and is effective      of the Exchange Act and is effective
pursuant to General Instruction A.(c),    pursuant to General Instruction A.(d),
please check the following box. [X]       please check the following box. [ ]


Securities Act registration statement file number to which this form relates: ____________ (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class               Name of Each Exchange on Which
     to be so Registered               Each Class is to be Registered
     -------------------               ------------------------------
Series A Participating Cumulative      New York Stock Exchange
  Preferred Stock Purchase Rights      Pacific Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

         None.



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Item 1. Description of Registrant's Securities to be Registered.

     This Amendment No. 1 to Registration Statement on Form 8-A/A amends the Registration Statement on Form 8-A that ITT Industries, Inc. filed on December 20, 1995 to describe the rights in plain English.

                DESCRIPTION OF SERIES A PARTICIPATING CUMULATIVE
                         PREFERRED STOCK PURCHASE RIGHTS

     General

     On October 10, 1995, our board of directors declared a dividend distribution of one Series A participating cumulative preferred stock purchase right for each share of our common stock outstanding as of December 21, 1995. We will issue one right with each additional share of common stock we issue until the rights expire, are redeemed or exchanged or become exercisable. We have authorized and reserved 300,000 shares of our Series A preferred stock for issuance if the rights become exercisable.

     This description of the rights is not complete, and we qualify this description by referring to the Rights Agreement, dated as of November 1, 1995, between The Bank of New York, as rights agent, and us. We also incorporate the Rights Agreement herein by reference.

     Exercisability

     Under our Rights Agreement, the rights will not be exercisable until the earlier of:

     o the time we learn that a person or group has acquired, or has obtained the right to acquire, beneficial ownership of more than 15% of our outstanding common stock, unless provisions preventing accidental triggering apply or

     o the close of business on the date, if any, designated by our board of directors following the commencement, or disclosure of the intent to commence, by a person or group of a tender or exchange offer that, if consummated, would result in that person or group obtaining more than 15% of our outstanding common stock.

We refer to the earlier of these two dates as the "distribution date."

     A person who inadvertently acquires more than 15% of our outstanding common stock will not trigger the distribution date provided that such person reduces its holdings to 15% or less of our outstanding common stock within five days of notice from us. Absent such reduction, such person will trigger the distribution date.

     Rights owned by a person who has acquired, or obtained the right to acquire, more than 15% of our outstanding stock will be null and void and nontransferable.

     A right itself does not give its holder any rights as a shareholder until the right is exercised or exchanged.



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

     Exercise Price

     Each right, when it becomes exercisable, entitles its holder to purchase from us one one-thousandth (1/1000th) of a share of our Series A participating cumulative preferred stock at a price of $108. We may adjust the $108 purchase price and the number of shares that may be purchased, as described below under "Adjustments."

     Consequence of a Person or Group Acquiring Beneficial Ownership of More Than 15% of Our Outstanding Common Stock

     After any person or group has acquired, or has obtained the right to acquire, beneficial ownership of more than 15% of our outstanding common stock, each right, except for rights that have become null and void, will entitle its holder to purchase for $108 the number of one one-thousandths (1/1000ths) of Series A preferred stock equivalent to the number of shares of our common stock that at the time of the transaction would have a market value of $216.

     Exercising the Rights for Shares of an Acquiring Company

     In the event that we are acquired in a merger or other business combination or 50% or more of our assets are sold, holders of our rights will be entitled to purchase the acquiror's shares in lieu of our Series A preferred stock. If the acquiror is a publicly-traded company, each right will entitle the holder to purchase for $108 the number of shares of the acquiring company that would have a market value of $216. If the acquiror is not a publicly-traded company, each right will entitle the holder to purchase for $108, at the holder's option:

     o the number of shares of the surviving company that would have a book value of $216,

     o the number of shares of the acquiror that would have a book value of $216, or

     o if the acquiror has a publicly-traded affiliate, the number of shares of the affiliate that would have a market value of $216.

     Evidence of Ownership of the Rights

     Until the distribution date, the rights will be evidenced by the common stock certificates rather than separate rights certificates. Therefore, until the distribution date, the rights can only be transferred with our common stock and any transfer of our common stock will constitute a transfer of the rights.

     If the distribution date occurs, the rights agent will mail to each record holder of our common stock at the close of business on the distribution date separate certificates to represent the rights. After that time, the separate rights certificates, not the common stock certificates, will represent the rights.

     Redemption of Rights

     Our board of directors may decide to redeem the rights, in whole but not in part, for $0.01 per right. The board may do this at any time before the earlier of:

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

     o the day that a person or group has acquired, or has obtained the right to acquire, beneficial ownership of more than 15% of our outstanding common stock, and

     o    November 1, 2005, the expiration date of the rights.

     The rights may be redeemed for cash, our common stock or other securities of equivalent value.

     If our board decides to redeem the rights, the rights would immediately terminate and the holders would only be entitled to the redemption price. Within ten business days after the board acts to redeem the rights, we will give notice of such redemption to the holders of the outstanding rights by mail. Each such notice of redemption will state the method by which we will pay the redemption price.

     Exchange of Rights

     At any time after a person or group has acquired, or has obtained the right to acquire, beneficial ownership of more than 15% of our outstanding common stock, our board may elect to exchange all or part of the then outstanding rights excluding rights that have become null and void. In that event, each right would be exchanged for one-half of the number of securities that would have been issuable at that time upon exercise of one right.

     Adjustments

     The number of shares of our Series A preferred stock or other securities issuable upon exercise of the rights, the purchase price, the redemption price and the number of rights associated with each share of our common stock are all subject to adjustment to prevent the rights from being diluted.

     We may, but are not required to, issue fractions of rights or distribute rights certificates that evidence fractional rights. In lieu of such fractional rights, we may make a cash payment based on the market price of such rights.

     We may, but are not required to, issue fractions of shares upon the exercise of the rights or distribute certificates that evidence fractional shares of the Series A preferred stock. In lieu of fractional shares of the Series A preferred stock, we may utilize a depository arrangement as provided by the terms of the Series A preferred stock and, in the case of fractions other than one one-thousandth (1/1000th) of a share of Series A preferred stock or integral multiples thereof, may make a cash payment based on the market price of such shares.

     Amendment of the Rights Agreement

     At any time prior to the distribution date, we may, without the approval of any rights holder, supplement or amend any provision of the Rights Agreement, except that we may not reduce the redemption price, other than pursuant to certain adjustments therein, or provide for an earlier expiration date.

     From and after the distribution date and subject to applicable law, we may


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

amend the Rights Agreement without the approval of any holder of the rights certificates:

     o to cure any ambiguity or to correct or supplement any provision that may be defective or inconsistent with any other provision of the Rights Agreement, or

     o to include any other provisions that we may deem necessary or desirable and that do not adversely affect the interests of the holders of rights certificates, other than a holder that has acquired, or has obtained the right to acquire, beneficial ownership of more than 15% of our outstanding common stock.

     Any supplement or amendment adopted during any period after any person or group has acquired, or has obtained the right to acquire, beneficial ownership of more than 15% of our outstanding common stock but prior to the distribution date shall be null and void unless such supplement or amendment could have been adopted after the distribution date.

     Expiration

     Unless we redeem or exchange them earlier, the rights expire on November 1, 2005.

         TERMS OF THE SERIES A PARTICIPATING CUMULATIVE PREFERRED STOCK

     If issued, the Series A participating cumulative preferred stock will have the terms described below.

     Dividends and Distributions

     Each full share of the Series A preferred stock will be entitled to receive:

     o quarterly dividends of $0.01 less any cash dividends paid pursuant to the clause below since the last quarterly dividend payment date, the total of which shall not, in any event, be less than zero; and

     o dividends equal to 1,000 times the amount of any cash dividends paid on each share of our common stock.

     In addition, if we pay a noncash dividend, other than solely in common stock, to our holders of common stock, we will simultaneously pay a dividend on each share of the Series A preferred stock equal to 1,000 times the dividend paid on each share of our common stock.

     In the event that we fail to pay dividends and distributions that we owe on the Series A preferred stock, we will be unable to declare and pay dividends or other distributions on our common stock.

     Redemption

     We do not have the right to redeem the Series A preferred stock.



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

     Liquidation

     If we are liquidated, we will not pay any distribution to our holders of common stock, unless the holders of Series A preferred stock have received all unpaid dividends and distributions thereon plus the greater of

     o    $0.01 per share, or

     o an amount per share equal to 1,000 times the amount to be distributed on each share of our common stock.

     In the event that our liquidation is involuntary, we will not pay any distribution on the Series A preferred stock in excess of $100 per share plus accrued dividends.

     Voting Rights

     Each full share of the Series A preferred stock will be entitled to 1,000 votes on all matters voted on at a meeting of our shareholders. In comparison, our shares of common stock are currently entitled to one vote per share.

     If we owe the equivalent of six quarterly dividend payments on the Series A preferred stock, our board will expand to include two new directorships at our next annual meeting. The holders of Series A preferred stock shall be entitled at that meeting to elect the two new directors.

     Merger

     In the event of a merger or other business combination, each share of the Series A preferred stock will be entitled to receive 1,000 times the consideration paid on each share of our common stock.

     Antidilution

     If we issue more common stock, or have a stock split or distribution, we may adjust all of the above features of the Series A preferred stock to protect against dilution.

Item 2.  Exhibits.

     4                   Form of Rights Agreement between ITT Indiana, Inc.
                         and The Bank of New York, as Rights Agent
                         (incorporated by reference to Exhibit 1 to Form 8-A dated December 20, 1995, in File No. 1-5627).




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



                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                     ITT INDUSTRIES, INC.

Dated:  May 13, 2003                 By: /s/ Kathleen S. Stolar
                                         ---------------------------------------
                                         Name:    Kathleen S. Stolar, Esq.
                                         Title:   Vice President, Secretary and
                                                  Associate General Counsel






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                                  EXHIBIT INDEX

      Number                           Description

         4              Form of Rights Agreement between ITT Indiana, Inc.
                        and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 1 to Form 8-A dated
                        December 20, 1995, in File No. 1-5627).



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